# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: THOR Industries, Inc., CIK 0000730263
CUSIP: 885160101
Title of class of securities: Common Stock (Par value $0.10 Per Share)
Address of issuer's principal executive offices: 52700 Independence Court, Elkhart, Indiana (IN), 46514
Date of event which requires filing of this statement: 03/31/2025
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0000929638-25-001094
Filed by CIK 0001508822

## Reporting persons
- ACR Alpine Capital Research, LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 3,482,917; sole dispositive power 0; shared dispositive power 3,482,917; aggregate amount beneficially owned 3,482,917 (6.6% of the class)
- ACR Opportunity, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 7,000; sole dispositive power 0; shared dispositive power 7,000; aggregate amount beneficially owned 7,000 (0% of the class); the aggregate amount excludes certain shares
- ALPINE PARTNERS MANAGEMENT, LLC: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Missouri (MO); sole voting power 0; shared voting power 7,000; sole dispositive power 0; shared dispositive power 7,000; aggregate amount beneficially owned 7,000 (0% of the class); the aggregate amount excludes certain shares
- ACR Opportunity Fund: type of reporting person: investment company (IV); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 10,000; sole dispositive power 0; shared dispositive power 10,000; aggregate amount beneficially owned 10,000 (0% of the class); the aggregate amount excludes certain shares
- ALPINE PRIVATE CAPITAL, LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 400,076; sole dispositive power 0; shared dispositive power 400,076; aggregate amount beneficially owned 400,076 (0.8% of the class); the aggregate amount excludes certain shares
- ACR ALPINE CAPITAL RESEARCH, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 3,482,917; sole dispositive power 0; shared dispositive power 3,482,917; aggregate amount beneficially owned 3,482,917 (6.6% of the class)
- ACR Alpine Capital GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 3,482,917; sole dispositive power 0; shared dispositive power 3,482,917; aggregate amount beneficially owned 3,482,917 (6.6% of the class)
- Alpine Investment Management, LLC: type of reporting person: other (OO); citizenship or place of organization: Missouri (MO); sole voting power 0; shared voting power 3,482,917; sole dispositive power 0; shared dispositive power 3,482,917; aggregate amount beneficially owned 3,482,917 (6.6% of the class)
- Alpine Holdings Corp: type of reporting person: corporation (CO); citizenship or place of organization: Missouri (MO); sole voting power 0; shared voting power 3,482,917; sole dispositive power 0; shared dispositive power 3,482,917; aggregate amount beneficially owned 3,482,917 (6.6% of the class)
- Nicholas V. Tompras Living Trust 9/23/03, as amended: type of reporting person: other (OO); citizenship or place of organization: Missouri (MO); sole voting power 0; shared voting power 3,482,917; sole dispositive power 0; shared dispositive power 3,482,917; aggregate amount beneficially owned 3,482,917 (6.6% of the class)
- Tompras Nicholas V.: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 3,482,917; sole dispositive power 0; shared dispositive power 3,482,917; aggregate amount beneficially owned 3,482,917 (6.6% of the class)
- Tompras Jennifer O.: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 3,482,917; sole dispositive power 0; shared dispositive power 3,482,917; aggregate amount beneficially owned 3,482,917 (6.6% of the class)

## Item 1. Issuer
Name of issuer: THOR Industries, Inc.
Address of issuer's principal executive offices: 52700 Independence Court, Elkhart, Indiana, 46514

## Item 2. Person Filing
Name of person filing:
This statement is filed by (i) ACR Opportunity, L.P. ("ACROPP"); (ii) Alpine Partners Management, LLC ("APM"); (iii) ACR Opportunity Fund ("ACROX"); (iv) Alpine Private Capital, LLC ("APC"); (v) ACR Alpine Capital Research, LLC ("ACR"); (vi) ACR Alpine Capital Research, LP ("ACRLP"); (vii) ACR Alpine Capital GP, LLC ("ACRGP"); (viii) Alpine Investment Management, LLC ("AIM"); (ix) Alpine Holdings Corporation ("AHC"); (x) Nicholas V. Tompras Living Trust 9/23/03, as amended (the "Living Trust"); (xi) Nicholas V. Tompras; and (xii) Jennifer O. Tompras. The foregoing are collectively referred to herein as the "Reporting Persons."

ACROPP, ACROX, accounts separately managed by APC (the "APC Accounts"), and accounts separately managed by ACR (the "Separately Managed Accounts") each hold securities of the Issuer.

APM is the general partner of ACROPP. ACR serves as the investment manager of ACROPP and ACROX and the Separately Managed Accounts, and has investment discretion over the APC Accounts delegated by APC. ACRLP is the sole member of ACR. ACRGP is the general partner of ACRLP. AIM is the sole member of ACRGP. AHC is the sole member of AIM. The Living Trust holds all of the voting capital stock of AHC. Nicholas V. Tompras and Jennifer O. Tompras are each a trustee of the Living Trust.
Address of principal business office or, if none, residence: The principal business address of each of the Reporting Persons is 190 Carondelet Plaza, Suite 1300, Saint Louis, Missouri 63105.
Citizenship: Each of ACROPP and ACRLP is a Delaware limited partnership. Each of APM and AIM is a Missouri limited liability company. ACROX is a Delaware statutory trust. Each of APC, ACR, and ACRGP is a Delaware limited liability company. AHC is a Missouri corporation. The Living Trust is formed under the laws of the State of Missouri. Nicholas V. Tompras and Jennifer O. Tompras are citizens of the United States of America.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
ACROPP 7,000
APM 7,000
ACROX 10,000
APC 400,076
ACR 3,482,917
ACRLP 3,482,917
ACRGP 3,482,917
AIM 3,482,917
AHC 3,482,917
The Living Trust 3,482,917
Nicholas V. Tompras 3,482,917
Jennifer O. Tompras 3,482,917

ACROPP, APM, ACROX, APC, and ACR each disclaims beneficial ownership of all Common Stock included in this report other than the Common Stock held of record by such Reporting Person, and the filing of this report shall not be construed as an admission that any such person or entity is the beneficial owner of any such securities for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or for any other purpose. ACRLP, ACRGP, AIM, AHC, the Living Trust, and Mr. and Mrs. Tompras each disclaims beneficial ownership of all Common Stock included in this report, and the filing of this report shall not be construed as an admission that any such person or entity is the beneficial owner of any such securities for purposes of Section 13(d) or 13(g) of the Exchange Act, or for any other purpose.
Percent of class:
ACROPP 0.0%
APM 0.0%
ACROX 0.0%
APC 0.8%
ACR 6.6%
ACRLP 6.6%
ACRGP 6.6%
AIM 6.6%
AHC 6.6%
The Living Trust 6.6%
Nicholas V. Tompras 6.6%
Jennifer O. Tompras 6.6%
The percentages are based on 53,203,568 Common Stock outstanding as of February 28, 2025, as disclosed in the Issuer's Quarterly Report on Form 10-Q filed on March 5, 2025.
Sole power to vote or to direct the vote: 0 for all Reporting Persons
Shared power to vote or to direct the vote:
ACROPP 7,000
APM 7,000
ACROX 10,000
APC 400,076
ACR 3,482,917
ACRLP 3,482,917
ACRGP 3,482,917
AIM 3,482,917
AHC 3,482,917
The Living Trust 3,482,917
Nicholas V. Tompras 3,482,917
Jennifer O. Tompras 3,482,917
Sole power to dispose or to direct the disposition: 0 for all Reporting Persons
Shared power to dispose or to direct the disposition:
ACROPP 7,000
APM 7,000
ACROX 10,000
APC 400,076
ACR 3,482,917
ACRLP 3,482,917
ACRGP 3,482,917
AIM 3,482,917
AHC 3,482,917
The Living Trust 3,482,917
Nicholas V. Tompras 3,482,917
Jennifer O. Tompras 3,482,917

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: The APC Accounts and Separately Managed Accounts described above in Item 2 have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, securities held in their respective accounts. To the knowledge of the Reporting Persons, the interest in any such account does not exceed 5% of the class of securities. Except to the extent described herein, the Reporting Persons disclaim beneficial ownership of all such securities.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- ACR Alpine Capital Research, LLC: /s/ Nicholas V. Tompras, Nicholas V. Tompras/Chief Executive Officer (05/09/2025)
- ACR Opportunity, L.P.: Alpine Partners Management, LLC, General Partner (05/09/2025)
- ACR Opportunity, L.P.: /s/ Nicholas V. Tompras, Nicholas V. Tompras/Chief Executive Officer (05/09/2025)
- ALPINE PARTNERS MANAGEMENT, LLC: /s/ Nicholas V. Tompras, Nicholas V. Tompras/Chief Executive Officer (05/09/2025)
- ACR Opportunity Fund: ACR Alpine Capital Research, LLC, Investment Manager (05/09/2025)
- ACR Opportunity Fund: /s/ Nicholas V. Tompras, Nicholas V. Tompras/Chief Executive Officer (05/09/2025)
- ALPINE PRIVATE CAPITAL, LLC: Alpine Investment Management, LLC, Majority Owner (05/09/2025)
- ALPINE PRIVATE CAPITAL, LLC: /s/ Nicholas V. Tompras, Nicholas V. Tompras/President (05/09/2025)
- ACR ALPINE CAPITAL RESEARCH, LP: /s/ Nicholas V. Tompras, Nicholas V. Tompras/Chief Executive Officer (05/09/2025)
- ACR Alpine Capital GP, LLC: /s/ Nicholas V. Tompras, Nicholas V. Tompras/President (05/09/2025)
- Alpine Investment Management, LLC: /s/ Nicholas V. Tompras, Nicholas V. Tompras/President (05/09/2025)
- Alpine Holdings Corp: /s/ Nicholas V. Tompras, Nicholas V. Tompras/President (05/09/2025)
- Nicholas V. Tompras Living Trust 9/23/03, as amended: /s/ Nicholas V. Tompras, Nicholas V. Tompras/Trustee (05/09/2025)
- Tompras Nicholas V.: /s/ Nicholas V. Tompras, Nicholas V. Tompras/Individual (05/09/2025)
- Tompras Jennifer O.: /s/ Jennifer O. Tompras, Jennifer O. Tompras/Individual (05/09/2025)